SCHEDULE 13D

Amendment No. 4
Dr. Solomon's Group plc
American Depositary Receipt
Cusip # 261384101


Cusip # 261384101
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	None
Item 8:	None
Item 9:	419,400
Item 10:	None
Item 11:	1,138,800
Item 13:	10.83%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the American Depositary Receipt, $0.01 par value (the "Shares") of Dr. Solomon's Group plc, a UK corporation (the "Company"). The principal executive offices of the Company are located at Alton House Gatehouse Way,
Aylesbury, Buckinghamshire   UK.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

 	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). A separate Schedule 13D is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity, with certain common shareholders. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities. Various foreign-based subsidiaries of FIL are also engaged in investment management. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR and FIL. FMR and FIL are separate and independent corporate entities. FMR and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The American Depositary Receipts to which this statement relates are owned directly by six of the Fidelity Funds and by Fidelity International Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the American Depositary Receipts held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the American Depositary Receipts are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The Fidelity Funds which own or owned American Depositary Receipts purchased in the aggregate 579,400 American Depositary Receipts for cash in the amount of approximately $14,312,487, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 160,000 American Depositary Receipts sold aggregated approximately $4,066,923, including brokerage commissions. The attached Schedule B sets forth American Depositary Receipts purchased and/or sold since July 15, 1997.

	The International Funds and accounts, which own or owned American Depositary Receipts, purchased in the aggregate 728,400 American Depositary Receipts for cash in the amount of approximately $16,672,921, including brokerage commissions. The International Funds and accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 9,000 American Depositary Receipts sold aggregated approximately $242,429, including brokerage commissions.

Item 4.	Purpose of Transaction.

	Item 4 is amended as follows:

	The purpose of Fidelity in having the Fidelity Funds and the Accounts purchase American Depositary Receipts (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity may continue to have the Fidelity Funds and the Accounts purchase American Depositary Receipts subject to a number of factors, including, among others, the availability of American Depositary Receipts of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity intends to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of American Depositary Receipts or to increase or decrease the equity interest in the Company by acquiring additional American Depositary Receipts, or by disposing of all or a portion of the American Depositary
Receipts.

	Fidelity has no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure,
(iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	Although Item 5 assumes that FMR, Fidelity, and FIL beneficially own all 1,138,800 American Depositary Receipts, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 419,400 American Depositary
Receipts, or approximately 3.99% of the outstanding American
Depositary Receipts of the Company. FIL beneficially owns, as investment advisor to the International Funds, 719,400 American
Depositary Receipts, or approximately 6.84% of the outstanding
American Depositary Receipts of the Company.  Neither FMR,
Fidelity, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other American Depositary Receipts. The combined holdings of FMR, Fidelity, and FIL are 1,138,800 American
Depositary Receipts, or approximately 10.83% of the outstanding
American Depositary Receipts of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor
to the Fidelity Funds, and the Funds each has sole power to dispose of the American Depositary Receipts. Neither FMR nor Mr.
Johnson has the sole power to vote or direct the voting of the 419,400 American Depositary Receipts owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the American
Depositary Receipts under written guidelines established by the Funds' Board of Trustees.

	(c)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in American Depositary Receipts during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities.


Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	August 5, 1997	By:	/s/Arthur
Loring
	Arthur Loring
	Vice President-Legal




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Corp.
Chairman &
Mng. Director

J. Gary Burkhead	Director and Vice Chairman	President,
Fidelity Investments
		Institutional
Services
		Company, Inc.

James C. Curvey	Director, Vice Chairman,	Chief Operating
Officer, FMR
	Chief Operating Officer

William L. Byrnes	Director & Mng.	Vice Chairman, FIL
Director

Abigail P. Johnson	Director	Associate Director
and Senior Vice 		President - Fidelity
Management & 		Research Company

George A. Vanderheiden	Director	Senior
Vice President,
		Fidelity Management
& Research 			Company

David C. Weinstein	Sr. Vice President	Sr. Vice President
Administration	Administration, FMR
Corp.


Mark A. Peterson	Executive Vice President	President - Fidelity
Investments 			Technology &
Processing Group

Gerald M. Lieberman	Sr. Vice Pres. - 	Sr. Vice Pres. -
Chief Financial	Chief Financial
Officer	Officer, FMR Corp.



SCHEDULE B


Dr. Solomon's Group plc

Five Fidelity Fund(s) purchased American Depositary Receipts since July 15, 1997 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	SHARES	PRICE

	07/25/97	216,000	$25.13
	07/29/97	18,500	23.75
	07/30/97	56,700	23.75
	07/31/97	31,200	24.39


SCHEDULE B


Dr. Solomon's Group plc

Three Fidelity Fund(s) sold American Depositary Receipts since
July 15, 1997 at the dates and at the prices set forth below.
The transactions were made for cash in open market transactions.

	DATE	SHARES	PRICE

	07/23/97	19,000	$25.88
	07/24/97	21,300	26.60
	07/25/97	119,700	25.20